January 14, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER UPDATES MINERAL RESOURCES AT TOPIA MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the "Company") announces that Roscoe Postle Associates Inc. ("RPA") of Vancouver, B.C. has delivered an update to the ongoing mineral resource development at the Company's 100% owned Topia Silver-Gold-Lead-Zinc Mine in Durango, Mexico. The 2012 Measured & Indicated ("M & I") Mineral Resources total 156,000 tonnes at 806g/t silver, 1.47g/t gold, 6.48% lead and 4.29% zinc (5.60 million silver equivalent ounces). In addition, RPA estimates 273,000 tonnes of 837g/t silver, 0.8g/t gold, 5.7% lead and 3.9% zinc (9.54 million silver equivalent ounces) in the Inferred category.

"The updated resource estimate at Topia reflects a more robust model and a better reconciliation with what has actually been mined”, stated Robert Archer, CEO. “Although the total number of ounces is reduced from the last estimate in 2011, we have greater confidence in the current model and there is still a lot of drilling to be done in the future, whereby we are confident that we can add those ounces back in again."

The estimates were classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves and, as such, are consistent with the requirements of NI43-101. The estimates replace those completed by RPA in 2011 for the Argentina and various other veins on the property. The breakdown for the 2012 RPA mineral resource estimates on the Topia property is given in Table 1 below. The estimate has decreased over that reported in 2011 (see Company news release March 7, 2011 and Tables 1 and 2), however a direct comparison of the present and past RPA mineral resources is not accurate due to differing metal prices and minimum Net Smelter Return (“NSR”) values between the two dates. Nonetheless, the overall percentage decrease is shown in Table 3 below.

Aside from normal mine depletion, the decrease in mineral resources can be attributed to a combination of factors, some of which resulted in some pre-existing resource blocks being dropped out of the model. For example, 1) changing metal prices and less silver equivalent contribution from base metals, 2) increased costs and cut-off NSR, 3) increasing the mining dilution provision in the NSR calculation from 50 to 100%, 4) better reconciliation guiding metal capping, 5) a lowering of conversion factors for Inferred Mineral Resource estimations, and 6) fill-in drilling in the Argentina East block demonstrated insufficient continuity of mineralization, which resulted in a portion of Inferred Mineral Resources from this area being removed. This overall decrease has been partially countered by some excellent exploration successes at El Rosario, San Pablo, Oxi, Oxidada, and Higueras. The mineral resource estimates as reported herein are non-diluted.

The 2012 RPA mineral resource estimate provides updates for the following veins: Argentina (west, central, east, and footwall portions in the Argentina Mine), Santa Cruz, Don Benito (north, south, intermediate, and west veins in the 1522 and Crucero 9N Mines), Recompensa, Intermediate and Oliva (Recompensa and Rincon Mines), Cantarranas (Hormiguera Mine), San Jorge and San Miguel (San Miguel Mine), San Gregorio (San Gregorio, Mina 7, and Durangueno Mines), El Rosario, and La Prieta veins, plus new mineral resource estimates for the Oxidada, Oxi, Higueras, and San Pablo veins (all Durangueno Mine).

The effective date for the resource is June 30, 2012, with delays being caused by scheduling issues and challenges relating to the complexity of the multiple vein zones at Topia. The estimate was based on a minimum NSR value of US$170/tonne (corresponding to the H1 2012 mining, processing costs, and 50% of the general and administrative ("G&A") costs). This is applicable at Topia since the G&A costs are US$39/tonne. Operating costs for the Topia Mine veins, as of the effective date, were US$151/tonne ore mined and processed, and any additional resources to the mining plan would require no increase in G&A costs and reduced unit mining costs. The 2012 RPA mineral resource estimate assumed (1) actual concentrate transport, and smelter treatment and refining charges in effect through 2012; (2) RPA long term estimates of metal prices as of Q4, 2012 and typical plant recoveries for 2012 (see Table 1); and (3) minimum true width of 0.3 metres. Capping was individually applied to each of the veins making up the summary in Table 1.

While most of the current resource base came from Great Panther Silver's diamond drilling and underground development, the resources estimated in certain veins (e.g. Argentina) on the property came largely from the verification of Peñoles' sampling, on levels that are planned for access later in 2013 and are still intact. The majority of Great Panther Silver's mining to date has come from new mine development on veins reported in these estimates. There is lesser production from other veins that are not included in this update and these may be estimated in future resource updates. The new total contained metal for the mineral resource categories is shown in Table 2 below.

Table 1. 2012 Summary Mineral Resource Update:

Topia Mineral Resources as of June 30, 2012
Class	Tonnage (t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Measured	60,400	801	1.65	6.73	5.20
Indicated	95,400	809	1.35	6.33	3.70

M & I	156,000	806	1.47	6.48	4.29

Inferred	273,000	837	0.8	5.7	3.9

Metal Prices (agreed GPR / RPA from Q4, 2012)				2012 Plant Recoveries
Au	US$1,680/oz			61.3%
Ag	US$28.00/oz			89.4%
Pb	US$0.85/lb			92.4%
Zn	US$0.85/lb			90.4%

Notes:
1.	Specific gravity used varies from vein to vein.
2.	Totals may not agree due to Rounding.
3.	Tonnages and grades in metric units.
4.	Contained silver and gold in troy ounces.

Table 2. Contained metal (all veins):

Category	Tonnes	Ag oz	Au oz	Pb lb	Zn lb	Ag eq oz
M & I Resources	156,000	4,040000	7,350	22,300,000	14,700,000	5,600,000
Inferred Resources	273,000	6,580,000	7,170	34,300,000	23,500,000	9,540,000

Table 3. Percentage change 2012 over 2011:

Category	RPA 2012 Ag eq oz	RPA 2011 Ag eq oz	Change
M & I Resources	5.60 million	7.44 million	-24.7%
Inferred Resources	9.54 million	11.91 million	-19.9%

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. Accordingly, the surface drilling is used to determine inferred resources.

Areas of interest for the summer 2013 Topia Mine surface drill program will be the Oliva vein (west portion) and, in the same area, the eastern portion of the Recompensa vein and several intermediate veins of interest noted in the 2010 program. Also more detailed drilling on the Higueras, San Pablo, and Oxidada veins, and along with strike extensions of the El Rosario vein will continue to better define the Topia Mine mineral resources.

Analysis of mine samples is completed on site, with check assays performed by SGS Minerals Services in the Company's Guanajuato, Mexico laboratory. The Company's QA/QC program includes the regular insertion of blanks, splits and standards into the sample shipments. Robert F. Brown, P. Eng. and Vice-President of Exploration for Great Panther Silver and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the Topia Mine Project under the meaning of NI 43-101, and has reviewed this news release.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, including the development stage San Ignacio Project. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer	Rhonda Bennetto
Chief Executive Officer	Vice President Corporate Communications
1-888-355-1766	1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.